Investment Advisory Agreement
Calvert Asset Management Company, Inc.
First Variable Rate Fund for Government Income

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and First Variable Rate Fund for Government Income dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets.

Calvert First Government Money Market Fund

0.25% of the value of the first $500,000,000 of the net assets;
0.225% of the next $400,000,000 of such assets;
0.20% of the next $400,000,000 of such assets;
0.175% of the next $700,000,000 of such assets; and
0.15% of all such assets in excess of $2,000,000,000.